UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of December, 2004

(Commission File No. 1-14228)

Cameco Corporation

(Translation of Registrant’s Name Into English)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                          .

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EXHIBIT INDEX
SIGNATURE
NEWS RELEASE

EXHIBIT INDEX

Exhibit No.	Description	Page No.

1.	Press Release dated December 9, 2004	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2004	Cameco Corporation

	By:	/s/ “Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

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Share
Listed	Symbol
web site address:
TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco to Split Shares and Increase Dividend

Saskatoon, Saskatchewan, Canada, December 9, 2004  .  .  .  .  .  .  .  .  .  .  .  .  .  .

Cameco Corporation announced today that its board of directors has approved a three-for-one stock split of the company’s outstanding common shares, to be effected by way of a stock dividend. All shareholders will receive two additional shares for each share owned on the record date of December 31, 2004.

The board of directors also declared a quarterly cash dividend of $0.15 per common share (on a pre-split basis), payable on January 14, 2005 to shareholders of record on December 31, 2004.

In addition, the board of directors has approved an increase in the annual cash dividend from $0.60 per share to $0.72 ($0.24 post-split) beginning in 2005 that will be paid quarterly. This represents a 20% increase in Cameco’s cash dividend. The company has consistently paid dividends since it began trading in 1991.

“Our decision to split the stock and increase the dividend reflects our increasing confidence that we can continue to grow as a nuclear energy company producing uranium fuel and generating clean electricity,” said Jerry Grandey, Cameco’s president and chief executive officer.

Shareholders who have Cameco stock certificates should retain them. The transfer agent, CIBC Mellon Trust Company, will mail new certificates on January 6, 2005. Upon completion of the stock split, the number of shares outstanding will total approximately 173 million. Cameco’s common shares are expected to begin trading on a split basis on December 29, 2004 on the Toronto Stock Exchange and January 7, 2005 on the New York Stock Exchange. The stock split will have no unfavourable tax consequences in Canada or the United States.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

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Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

- End -

Inquiries:     Lyle Krahn     (306) 956-6316

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